Richardson & Patel LLP
10900 Wilshire Boulevard, Suite 500
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Tel: (310) 208-1182
Fax: (310) 208-1154

June 26, 2009

FILED AS EDGAR CORRESPONDENCE
& VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jennifer Riegel

Re:	Skystar Bio-Pharmaceutical Company Registration Statement on Form S-1/A Filed June 2, 2008 File No. 333-150695

Dear Ms. Riegel:

On behalf of Skystar Bio-Pharmaceutical Company (the “Company”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated June 25, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 9 to the Company’s Registration Statement on Form S-1 (“Amendment No. 9”), containing revisions that have been made in response to the Staff’s comments.

Description of Business, page 41

1.
On pages 42 and F-31, you disclose that ‘Pursuant to the Xian High Technology District approval notice, Fortunate Time is required to contribute the remaining $3,000,000 of registered capital by July 9, 2009.”  Please consider the need to expand your disclosure to include an additional risk factor which discusses any additional risks to the company related to this $3,000,000 contribution. Please expand your Liquidity disclosure on page 61 to include the consequences that this contribution could have on your financial position, results of operations and cash flows as required by Financial Reporting Codification Section 501.02.  To the extent you intend to use proceeds from this offering to make this payment, please revise the “Use of Proceeds” section to disclose this information. If you do not expect to use proceeds from the offering to make the payment, please explain how you will fund this payment in the Liquidity discussion.

Response: In response to the global financial crisis and economic recession, the Chinese Ministry of Commerce, the Ministry of Finance, the State Administration of Taxation, the State Administration for Industry and Commerce (“SAIC”), the National Statistics Bureau and the State Administration of Foreign Exchange have jointly issued a formal notice known as Shang Zi Han (2008) No. 93 (the “Notice”), which provides, among other things, that if the registered capital of a foreign investment enterprise (“FIE”) such as Sida is required to be paid after July 1, 2008 but that funds are unavailable, SAIC shall, upon application, extend the payment deadline to December 31, 2009. Accordingly, such application was made with respect to the payment of Sida’s registered capital on June 15, 2009, with confirmation of the grant of extension from SAIC expected within one week. We have revised our disclosure accordingly, as reflected on page 42 of Amendment No. 9. We further believe that a risk factor regarding the $3 million is accordingly not required at this juncture.

Under applicable PRC law, payment of registered capital is satisfied by a bank confirmation of the required amount in the bank account of the FIE and a registered capital verification report issued by a local accounting firm. Once both conditions are satisfied, the money is not required to be preserved in the FIE’s bank account. Thus, while $3 million of the proceeds from this offering will be used to satisfy Sida’s registered capital requirement, once the above-described conditions are satisfied, the funds will be used for operational purposes of Xian Tianxing. Thus, a revision to the “Use of Proceeds” section is not necessary.

Further, as the $3 million contribution is essentially an intra-company transfer, we believe that there will be no impact on our financial statements. Thus, we believe that an expansion of our Liquidity disclosure is not necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Recent Accounting Pronouncements. page 54

2.	It appears that the adoption of EITF 03-6-1 was effective for your March 31, 2009 financial statements. Please disclose the impact that the adoption had on your financial statements.

Response: The adoption of EITF 03-6-1 did not have a material impact on our financial statements. We have amended our disclosures accordingly, as reflected on page 55 of Amendment No. 9.

Results of Operations Three Months Ended March 31. 2009 as compared to Three Months Ended March 31,2008

Revenues —Veterinary Medications. page 57

3.
Please quantify the effect each of the causal factors that you cite for material changes in your veterinary medications revenues, as addressed in Financial Reporting Codification Section 501.04. This comment also applies to your discussion of such revenues for the years ended December 31, 2008 and 2007.

Response: We have amended our disclosures to quantify the material changes in our veterinary medication revenues when comparing the revenue for the three months ended March 31, 2008 to 2009 and the years ended December 31, 2007 to 2008, as reflected on pages 57 and 59 of Amendment No. 9.

Liquidity, page 61

Three Month period Ended March 31. 2009, page 61

4.
We note that you have made deposits for potential acquisition targets related to four entities at March 31, 2009. Please disclose the terms, purchase price and effect that the purchase of the targets would have on liquidity. In addition, based on your disclosures, you may be required to provide financial statements of significant businesses to be acquired under Rule 3-05 of Regulation S-X, if the acquisitions are probable. Please clarify whether you are required to disclose this financial information, and if so, please amend your Form S-1 accordingly.

Response: As disclosed in Note 22 in our subsequent events section of our financial statements for the three months ended March 31, 2009, all of these deposits were returned to the Company in April 2009. Additionally, no purchase agreements or letters of intent were entered into with these potential acquisition targets. Thus, we believe that disclosures as to the terms, purchase price and effect on liquidity are not needed.

5.	Please revise your discussion of net cash flows provided by operating activities to clarify the reasons for the following changes:

a.	The $994K increase in accounts receivable at March 31, 2009;
b.	The $2.9 million increase in inventories at March 31, 2009; and
e.	The $2.6 decrease in deposits and prepaid expenses at March 31, 2009.

Response: We have revised the discussion of net cash flows provided by operating activities for the three months ended March 31, 2009 to reflect the reasons for the changes, as reflected on page 61 of Amendment No. 9.

Year Ended December 31, 2008, page 61

6.
Please revise your disclosure to the reasons for any material changes in financial statement line items. The current disclosure simply repeats the information provided on the statement of cash flows, and does not provide any additional insight.

Response: We have revised the disclosure to the reason of the material changes in the line items to the statement of cash flows to provide additional insight, as reflected on pages 61 and 62 of Amendment No. 9.

Index to Financial Statements

March 31, 2009 Financial Statements

Notes to Consolidated Financial Statements, page F-5

Note 18— Taxes. page F-21

7.	Please clarify why taxes payable increased from approximately $213K at December31, 2008 to $1.1 million at March 31, 2009.

Response: We have revised our disclosure to discuss the increase in taxes payable from December 31, 2008 to March 31, 2009 as a result of income taxes, value added taxes and other miscellaneous taxes that is incorporated into our liquidity discussion of cash provided by operating activities for the three months ended March 31, 2009, as reflected on page 61 of Amendment No. 9.

December 31, 2008 Financial Statements

Notes to Consolidated Financial Statements, page F-3 1

Note 18-Taxes

8.	Please clarify for us and in your disclosure why there was a 81% decrease in the “China income tax exemption” between December 31, 2007 and December 31, 2008.

Response: The result of decrease of 81% were mainly due to the Company’s convertibles notes were fully converted in early 2008, resulted from the amortization of discount on convertible debentures and deferred financing costs, and inducement cost for debentures converted amounted to $5,229,905, which were incurred during the 2007 year by Skystar that are not deductible in the PRC.  The Company had $1,040,036 of such expenses due to conversion of note for the 2008 year, which resulted in a decrease in effective tax rate to 21.5% in year ended December 31, 2008.  We have revised our disclosure to reflect the operating expenses incurred by Skystar that are not deductible in the PRC which resulted in effective tax rate of 21.5% and 110.5% for the years ended December 31, 2008 and 2007, respectively, as reflected on page F-50 of Amendment No. 9.

*     *     *     *     *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

  Very truly yours,

  RICHARDSON & PATEL, LLP

     /s/ Francis Chen
Francis Chen, Esq.